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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-T/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                          INTERSTATE HOTELS CORPORATION
                            (Name of Subject Company)

                     SHANER HOTEL GROUP LIMITED PARTNERSHIP
                        (Name of Filing Person - Offeror)

                 Class A Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    46088R108
                      (CUSIP Number of Class of Securities)

                                 Lance T. Shaner
                                1965 Waddle Road
                        State College, Pennsylvania 16803
                                 (814) 234-4460
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing Person)

                                 With a copy to:

                           Leo A. Keevican, Jr., Esq.
                                DKW Law Group, PC
                              USX Tower, 58th Floor
                                600 Grant Street
                         Pittsburgh, Pennsylvania 15219
                                 (412) 355-2600

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
       Transaction Valuation*                  Amount of Filing Fee
--------------------------------------------------------------------------------
           $7,395,996.00                             $680.43
--------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the purchase of a total of 2,465,322 shares of Class A Common Stock, $0.01 par value per share, at a price per Share of $3.00 in cash.



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[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: Not Applicable
         Form or Registration No: Not Applicable
         Filing Party: Not Applicable
         Date Filed: Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                        AMENDMENT NO. 2 TO SCHEDULE TO-T

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-T filed by Shaner Hotel Group Limited Partnership, a Delaware limited partnership ("Shaner Hotel Group"), on April 3, 2002, and amended on April 11, 2002 (as amended "Schedule TO-T"), relating to the offer by Shaner Hotel Group to purchase 2,465,322 shares of Class A Common Stock, $0.01 par value per share (the "Shares"), and, if applicable, the related preferred stock purchase rights, of Interstate Hotels Corporation, a Maryland corporation (the "Company"), at a price of $3.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 11, 2002 ("Offer to Purchase"), and in the related Letter of Transmittal, filed as Exhibits (a)(10) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The amendments to Schedule TO-T set forth below are reflected in the Offer to Purchase dated April 20, 2002, attached to this Amendment as Exhibit (a)(11).

ITEM 2.  SUBJECT COMPANY INFORMATION.

         Item 2 of the Schedule TO-T, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

         The section of the Offer to Purchase entitled "The Tender Offer -
         Section 6. Price Range of Shares; Dividends" is hereby amended and supplemented by updating the closing prices on Nasdaq through April 19, 2002.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         Item 3 of the Schedule TO-T, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

         The section of the Offer to Purchase entitled "The Tender Offer -
         Section 9. Certain Information Concerning the Purchaser" is hereby amended and supplemented by including biographical information on the four principal executive officers of the Purchaser.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO-T, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

         The cover page of the Offer to Purchase is hereby amended and supplemented by removing March 18, 2002 as a "record date" for shares entitled to be tendered into the Offer.


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         The Section of the Offer to Purchase entitled "The Tender Offer -
         Section 1. Terms of this Offer; Expiration Date" is hereby amended and supplemented by changing the expiration date of the offer from May 10, 2002, to May 31, 2002. This same change extending the expiration date has been made throughout the Offer to Purchase wherever there is a reference to the expiration date.

         The section of the Offer to Purchase entitled "The Tender Offer -
         Section 1. Terms of the Offer; Expiration Date" is hereby amended and supplemented by adding the following:

                  In the event that the Purchaser decides to waive any or all of the conditions to this Offer, it is required to and will publicly announce the waiver to shareholders and, if a condition is material, it will do so at least five business days prior to the Expiration Date.

         The section of the Offer to Purchase entitled "The Tender Offer -
         Section 3. Withdrawal Rights" is hereby amended and supplemented to make it clear that (i) tendered shares may be withdrawn at any time prior to the expiration date of the offer, or any extension of that date, and (ii) that if the Purchaser has not accepted tendered shares by the expiration date, and paid for them promptly, they may be withdrawn.

         The section of the Offer to Purchase entitled "The Tender Offer -
         Section 4. Acceptance for Payment and Payment; Proration" is hereby amended and supplemented to clarify that, upon the expiration of the offer, share certificates for shares not purchased in the offer will be promptly returned.

         The section of the Offer to Purchase entitled "The Tender Offer -
         Section 14. Certain Conditions to this Offer" is hereby amended and supplemented in the following three respects. First, to include an objective standard of reasonableness with respect to a determination by the Purchaser that a condition to the completion of the offer has occurred. Second, in connection with the inclusion of the objective standard of reasonableness, the language in this section which allows the Purchaser to assert a condition regardless of the circumstances, including any action or inaction by the Purchaser, has been deleted. Third, to clarify that all conditions must either be satisfied or waived prior to the expiration date of the offer.

         The section of the Offer to Purchase entitled "The Tender Offer -
         Section 14. Certain Conditions to this Offer" is hereby amended and supplemented by adding the following in the middle of the third full paragraph in that Section:

                  In order to show good faith, within two business days of receiving reasonable assurance from the board of directors that it has redeemed the preferred stock purchase rights, or has taken other action to remove the impediments to the completion of this Offer represented by the Rights Agreement, we will place in


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                  escrow with the Depositary the full purchase price of the
                  shares sought in this Offer.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 5 of the Schedule TO-T, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

                  The section of the Offer to Purchase entitled "The Tender Offer - Section 11. Background of this Offer; Past Contacts, Transactions or Negotiations with the Company" is hereby amended and supplemented by adding the following at the end of that section:

                           On April 10, 2002, Shaner Hotel Group sent a letter
                  to Mr. Joseph J. Flannery, a director of the Company and a Vice President of Lehman Brothers in New York City, emphasizing that Lehman Brothers must not serve as a financial advisor to the special committee of the Company's board of directors formed to evaluate Shaner Hotel Group's Offer.

                           On April 11, 2002, Shaner Hotel Group filed with the
                  Securities and Exchange Commission its Schedule TO-T/A relating to this Offer and incorporating an updated Offer to Purchase, and published a summary advertisement in The New York Times announcing the Offer, its terms, and how to obtain more information about and copies of the Offer.

                           On April 11, 2002, Shaner Hotel Group sent to Timothy
                  Q. Hudak, Senior Vice President, General Counsel and Secretary of the Company, a written request that the Company notify Shaner Hotel Group of its election either to mail this Offer and related materials to shareholders of record or to provide Shaner Hotel Group with a shareholder mailing list.

                           On April 11, 2002, the Company issued a press release
                  stating that its board of directors would respond by April 24, 2002 to this Offer. The release stated that by that date the board would recommend to shareholders acceptance or rejection of the Offer, express no opinion or remain neutral on the Offer, or state that it is unable to take a position with respect to the Offer.

                           On April 12, 2002, Timothy Q. Hudak, Senior Vice
                  President, General Counsel and Secretary of the Company, in response to the Company's April 11, 2002 letter to him, indicated in a letter to counsel for Shaner Hotel Group that the Company had elected to mail Shaner Hotel Group's tender offer materials to shareholders.


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                           On April 12, 2002, in a letter to Mr. Hewitt, Mr.
                  Shaner requested that he be able to meet with and make a presentation to the members of the special board committee of independent directors formed to evaluate the Offer. Mr. Shaner indicated in the letter that he would be willing to meet with the members of the committee whenever and wherever would be convenient for them.

                           On April 16, 2002, the Company issued a press release
                  stating that its special committee of independent directors authorized to review and evaluate the terms and conditions of this Offer, had engaged Merrill Lynch to act as its financial advisor with the review and evaluation of this Offer. The press release also announced that the board of directors had taken action to defer the Distribution Date under the Company's Rights Agreement until further action by the board.

ITEM 6.  PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

         Item 6 of the Schedule TO-T, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

         The section of the Offer to Purchase entitled "The Tender Offer -
         Section 12. Purposes of the Offer; Plans for the Company" is hereby amended and supplemented by deleting the following language from the second full paragraph in that section:

                  [T]o nominate and vote for two candidates for election to the Company's board of directors at this year's annual meeting of shareholders . . . .

                  and

                  The Purchaser intends to nominate and to vote for one director candidate at the annual shareholder meeting in 2003 and two director candidates in 2004.

         Section 12 of the Offer to Purchase is hereby also amended and supplemented by deleting the following last bullet point under the second full paragraph in that section:

                  We will encourage the Company to investigate the following concerns and issues and take any appropriate action based upon the results of that investigation. We are concerned that, and believe that, in recent years, the Company may have made a questionable investment in the Renaissance Worldgate Hotel in Kissimmee, Florida, may have misstated current assets in its recent financial statements, and may have paid executive compensation out of line with the Company's financial performance.


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         Section 12 of the Offer to Purchase is hereby also amended and supplemented by changing the second last bullet point under the second full paragraph in that section to read in full as follows:

                  Encourage the Company to enter into a business relationship with us, which would involve the combination of both parties' management and revenue from long-term management agreements, and the achievement of operating synergies and efficiencies by combining the overhead structures of both entities and eliminating duplication of effort. Any business relationship between Shaner Hotel Group and Interstate Hotels would be an arms-length transaction, negotiated carefully by each of these separate entities which will each have able and independent counsel, and approved by disinterested members of the board of directors of Interstate Hotels. In proposing a combination of both entities' managements, we would suggest that Lance T. Shaner serve as chief executive officer of both companies and that J.B. Griffin serve as chief financial officer of both. In that case, the reasonable employment agreements of the present chief executive officer and chief financial officer of Interstate Hotels would be honored. The backgrounds, experience, and qualifications of Mr. Shaner and Mr. Griffin are set forth on page 24 and in Schedule I to this offer. The proposed combination of the long-term management agreements of both companies would be based upon an independent appraisal of those agreements by an appraiser mutually acceptable to both companies.

ITEM 1.  SUMMARY TERM SHEET.

         Item 1 of the Schedule TO-T, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows.

         The section of the Offer to Purchase entitled "Summary Term Sheet" is hereby amended and supplemented by modifying the questions and answers in that section to reflect the changes made in the other sections of the Offer to Purchase.


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ITEM 12.  EXHIBITS.

(a)(1)   Offer to Purchase, dated April 3, 2002.*

(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(3)   Notice of Guaranteed Delivery.*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)   Press release issued by Shaner Hotel Group, dated March 27, 2002.*

(a)(7)   Letter to Shareholders, dated April 3, 2002.*

(a)(8)   Press release issued by Shaner Hotel Group, dated April 3, 2002.*

(a)(9)   Summary advertisement published in The New York Times on April 11,
         2002.*

(a)(10)  Offer to Purchase, dated April 11, 2002.*

(a)(11)  Offer to Purchase, dated April 20, 2002.

(a)(12)  Press Release issued by Shaner Hotel Group, dated April 23, 2002.

(b)      None.

(d)      None.

(g)      None.

(h)      None.

*Previously filed


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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       SHANER HOTEL GROUP LIMITED PARTNERSHIP

                                       By:      SHANER OPERATING CORP.
                                                Its General Partner


                                       /s/      Lance T. Shaner
                                       --------------------------------------
                                       Lance T. Shaner,
                                       Chairman and Chief Executive Officer

                                       April 22, 2002


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                                  EXHIBIT INDEX


EXHIBIT NO.
----------

(a)(1)   Offer to Purchase, dated April 3, 2002.*

(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(3)   Notice of Guaranteed Delivery.*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)   Press release issued by Shaner Hotel Group, dated March 27, 2002.*

(a)(7)   Letter to Shareholders, dated April 3, 2002.*

(a)(8)   Press release issued by Shaner Hotel Group, dated April 3, 2002.*

(a)(9)   Summary advertisement published in The New York Times on April 11,
         2002.*

(a)(10)  Offer to Purchase, dated April 11, 2002.*

(a)(11)  Offer to Purchase, dated April 20, 2002.

(a)(12)  Press Release issued by Shaner Hotel Group, dated April 23, 2002.

(b)      None.

(d)      None.

(g)      None.

(h)      None.

*Previously filed


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